UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

Public-Held Company with Authorized Capital

NOTICE TO SHAREHOLDERS

Distribution of Interest on Capital and Dividends

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, according to the meeting held on June 23, 2010, ad referendum of the General Annual Meeting to be held on 2011, for the distribution of:

(a) Interest on Company’s Equity, related to 2010 second trimester, in the gross amount of R$ 400,000,000.00 (four hundred million reais), which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 340,000,000.00 (three hundred and forty million reais), except for immune and/or exempt shareholders; and

(b) Interim Dividends related to 2010 first trimester, pursuant to the article  35, item II, of the Company’s Bylaws, based on the accurate earnings according to the special balance sheet prepared for this proposal on March 31, 2010, in the amount of R$ 500.000.000,00 (five hundred million reais).

Shares	Interest on Company’s Equity (gross value) (amount/thousand)	Interest on Company’s Equity (after tax) (amount/thousand)	Interim Dividends (amount/thousand)	Total amount to distribute (after tax) (amount/thousand)
Common	R$ 0.957706816	R$ 0.814050794	R$ 1.197133520	R$ 2.011184314
Preferred	R$ 1.053477498	R$ 0.895455873	R$ 1.316846872	R$ 2.212302745
Unit(*)	R$105.347749780	R$ 89.545587313	R$ 131.684687200	R$ 221.230274513

(*) 01 (one) Unit corresponds of 01 (one) American Depositary Share (“ADS”)

The shareholders entitled for the Interest on Company’s Equity and Interim Dividends approved will be the ones registered in the Company’s books at the end of June 30, 2010, including. Therefore as of July 1, 2010, including, the Company’s shares shall be traded “Ex-Dividends/Interests on Capital”.

The amount of Interests on Capital and Interim Dividends approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2010, and shall be started paid from August 25, 2010, without any compensation as monetary correction.

[Free English Translation]

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

Finally, the Interests on Company’s Capital and Dividends related to the first trimester of 2010, in the amount of R$ 400,000,000.00 (four hundred million reais), approved on the Board of Executive Officers meeting and the Board of Directors meeting held on March 15, 2010 at 11a.m., and March 22, 2010, at 4p.m., will also be started paid from August 25, 2010, without any compensation as monetary correction, as follows:

Shares	Interest on Company’s Equity (gross value) (amount/thousand)	Interest on Company’s Equity (after tax) (amount/thousand)
Common	R$ 0.957706816	R$ 0.814050794
Preferred	R$ 1.053477498	R$ 0.895455873
Unit(*)	R$ 105.347749780	R$ 89.545587313

(*) 01 (one) Unit corresponds of 01 (one) American Depositary Share (“ADS”)

São Paulo June 30, 2010.

BANCO SANTANDER (BRASIL) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 30, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer